CALAMOS FINANCIAL SERVICES LLC
Statement of Financial Condition
December 31, 2015

Assets

Cash	$ 13,329,220
Receivables:	
Affiliated funds	233,578
Affiliates	14,771
Securities owned	4,726,091
Prepaid expenses and other assets	408,637
Total assets	**$18,712,297**

Liabilities and Member's Capital

Payables:	
Brokers	$ 5,321,187
Affiliates	429,354
Accrued compensation and benefits	6,002,953
Other accrued expenses	202,027
Total liabilities	**11,955,521**
Contributed capital	51,009,468
Accumulated deficit	(44,252,692)
Total member's capital	**6,756,776**
Total liabilities and member's capital	**$18,712,297**

See accompanying notes to financial statements.